# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CoinShares PLC, CIK 0002087587
CUSIP: G670AQ104
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2 Hill Street, St. Helier, Channel Islands, Jersey (Y9), JE2-4UA
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0002126182
Persons authorized to receive notices and communications: Daniel Masters, c/o CoinShares PLC, 2 Hill Street St. Helier, Channel Islands, Jersey (Y9), JE2-4UA, 44 1534 513100

## Reporting persons
- Daniel Masters (CIK 0002126182): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 21,610,244; shared voting power 0; sole dispositive power 21,610,244; shared dispositive power 0; aggregate amount beneficially owned 21,610,244 (16.4% of the class); the aggregate amount excludes certain shares
  Comment: (1) Reported ownership consists entirely of ordinary shares, no par value, (the "Ordinary Shares") of the Issuer, which were acquired in connection with the Business Combination (as defined in the Initial Schedule 13D).
  
  (2) Reported ownership excludes 3,282,660 Ordinary Shares issuable to the Reporting Person upon the exercise of 13 European-style call options held by the Reporting Person pursuant to the Master Securities Loan Agreement described under Item 4 of the Initial Schedule 13D. None of the options are exercisable within 60 days of the date hereof.
  
  (3) Percentage ownership is based on an aggregate of 131,780,209 Ordinary Shares outstanding as of May 14, 2026, as reported by the Issuer on its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on May 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: CoinShares PLC
Address of issuer's principal executive offices: 2 Hill Street, St. Helier, Channel Islands, Jersey (Y9), JE2-4UA
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2026 (the "Initial Schedule 13D" and, as amended, the "Schedule 13D") with respect to the Ordinary Shares, no par value (the "Ordinary Shares"), of CoinShares PLC, a public company limited by shares organized under the laws of Jersey (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings previously defined in the Initial Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

10b5-1 Plan

On June 12, 2026 (the "Adoption Date"), the Reporting Person entered into a trading plan in accordance with Rule 10b5-1 under the Act (the "10b5-1 Plan") with Keefe, Bruyette & Woods, Inc. (the "Broker"). Pursuant to the 10b5-1 Plan, the Broker may sell up to 15,782,660 Ordinary Shares on behalf of the Reporting Person, starting on the later of (i) September 11, 2026 or (ii) the expiration of the applicable "cooling off" period under Rule 10b5-1(c)(1)(ii)(B)(1) under the Act, provided that, certain Ordinary Shares are also subject to the Lock-Up Agreement, as described further in the third paragraph to this Item 4. The 10b5-1 Plan will terminate on the earlier of (i) December 31, 2027, (ii) the date on which all 15,782,660 Ordinary Shares have been sold under the 10b5-1 Plan, and (iii) the date the 10b5-1 Plan is otherwise terminated pursuant to its terms.

Pursuant to the terms of the 10b5-1 Plan, the European-style call options described in the Initial Schedule 13D will automatically be exercised at their Maturity Date and the underlying Ordinary Shares acquired thereby may be sold over the subsequent days. In addition, pursuant to the terms of the 10b5-1 Plan, once the lock-up period under the Lock-Up Agreement expires on October 1, 2026, and through the expiration of the 10b5-1 Plan on December 31, 2027, (i) an additional 1.5 million shares may be sold in monthly tranches of 100,000 shares, and (ii) an additional 11 million shares may be sold, in tranches of 1 million shares at limit prices between $10 and $20, inclusive.

The 21,610,244 Ordinary Shares beneficially owned by the Reporting Person as of the date hereof are subject to the Lock-Up Agreement described in Item 6 of the Initial Schedule 13D and, accordingly, none of these shares may be sold prior to the expiration of the lock-up period; any Ordinary Shares acquired by the Reporting Person upon automatic exercise of the European-style call options pursuant to the terms of the 10b5-1 Plan are not subject to the Lock-Up Agreement and thus may be sold prior to the expiration of the Lock-Up period.

The Reporting Person entered into the 10b5-1 Plan for financial planning purposes.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

The information contained in Item 4 is incorporated herein by reference.

## Signatures
- Daniel Masters: /s/ Daniel Masters, Daniel Masters (06/16/2026)